As filed with the Securities and Exchange Commission on May 12, 2006

Registration No. 333-134025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

INTERMETRO COMMUNICATIONS, INC.

(Exact name of corporation as specified in its charter)

2685 Park Center Drive, Building A

Simi Valley, California 93065

(805) 433-8000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

California (prior to reincorporation) Delaware (after reincorporation)	4813	20-0241395
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Charles Rice

Chairman and Chief Executive Officer

InterMetro Communications, Inc.

2685 Park Center Drive, Building A

Simi Valley, California 93065

Telephone: (805) 433-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark J. Mihanovic, Esq. Karen I. Calhoun, Esq. McDermott Will & Emery LLP 2049 Century Park East, 34th Floor Los Angeles, California 90067 Telephone: (310) 284-6110	David J. Adler, Esq. Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 Telephone: (212) 451-2300

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form S-1, filed by the Registrant on May 11, 2006, is being filed solely to include the conformed signatures to the Registration Statement that were inadvertently omitted from the original filing as a result of clerical error.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts, payable by us in connection with the offer and sale of the common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$2,461
NASD filing fee	2,800
Nasdaq National Market listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous fees and expenses	*
Total	*

*	To be filed by amendment

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may in its certificate of incorporation or an amendment thereto eliminate or limit the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director (i) breached his duty of loyalty, (ii) failed to act in good faith, (iii) engaged in intentional misconduct or knowingly violated a law, (iv) authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or (v) obtained an improper personal benefit.

The registrant’s certificate of incorporation provides that the liability of directors of the registrant for monetary damages shall be eliminated to the fullest extent permissible by law and authorizes the registrant to indemnify any agents with respect to actions for breach of duty to the registrant and its stockholders, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors and agents for breaches of fiduciary duty.

The Underwriting Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Set forth below in reverse chronological order is information regarding the number of shares of capital stock, stock options and warrants issued by us during the past three years that were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

On or about March 31, 2006, we acquired 100% of the outstanding stock of Advanced Tel, Inc., a California corporation, from one investor in consideration for cash and up to 83,334 shares of the Company’s common stock, 41,667 shares of which have been issued. The acquisition was made pursuant to Rule 506 of Regulation D (“Rule 506”) of the Securities Act.

On or about February 23, 2006, we issued warrants to purchase an aggregate of 55,556 shares of Common Stock at an exercise price of $0.06 per share to one consultant for services rendered pursuant to an advisory agreement. The warrants expire on February 23, 2011. The issuance was made pursuant to Rule 506.

On or about February 23, 2006, we completed a private placement of 166,667 units, each unit consisting of one share of Series B Preferred Stock and one Common Stock purchase warrant for a purchase price of $6.00 per unit, raising total capital of $1,000,000 from approximately 24 investors. Each warrant entitles the holder to purchase one share of our Common Stock for a price of $3.00 per share. The warrants expire on February 23, 2008. All shares of Common Stock acquired upon the conversion of the Series B Preferred Stock and the exercise of the warrants have piggyback registration rights. The private placement was made pursuant to Rule 506.

On or about January 20, 2006, we issued warrants to purchase an aggregate of 73,099 shares of Common Stock at an exercise price of $0.06 per share to one consultant for services rendered pursuant to an advisory agreement. The warrants expire on January 20, 2011. The issuance was made pursuant to Rule 506.

On or about January 12, 2006, we completed a private placement of Series A Convertible Notes (“2006 Notes”) and Common Stock purchase warrants, raising total capital of $575,000 from approximately 15 investors. The 2006 Notes are convertible into Series A Preferred Stock at $4.80 per share, subject to certain anti-dilution protections, at the option of the holders and are required to convert into Series A Preferred Stock upon certain events. Each share of Series A Preferred Stock is convertible into one share of our Common Stock, and is required to convert into Common Stock upon certain events. The 2006 Notes accrue simple interest at a rate of 9% annually and this interest may be payable in additional Series A Convertible Notes. In conjunction with the 2006 Notes, we also issued warrants to purchase approximately 179,688 shares of our Common Stock at an exercise price of $3.00 per share, exercisable at any time prior to the later of (i) 5 P.M., PST, on January 12, 2011 or (ii) 5 P.M., PST or PDT, as the case may be, on the fifth anniversary of the date our Common Stock is registered for resale under the Act , but in no case later than 5 P.M., PST, on January 12, 2016. All shares of Common Stock acquired through the conversion of the 2006 Notes or the exercise of the warrants have piggyback registration rights. The private placement was made pursuant to Rule 506.

On or about November 1, 2005, we issued warrants to purchase an aggregate of 8,333 shares of Common Stock at an exercise price of $1.98 per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on November 1, 2010. The issuance was made pursuant to Rule 506.

On or about August 31, 2005, we issued warrants to purchase an aggregate of 4,167 shares of Common Stock at an exercise price of $1.98 per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on August 31, 2010. The issuance was made pursuant to Rule 506.

On or about August 26, 2005, we issued warrants to purchase an aggregate of 7,576 shares of Common Stock at an exercise price of $1.98 per share to one vendor pursuant to an equipment leasing agreement. The warrants expire on August 26, 2010. The issuance was made pursuant to Rule 506.

On or about July 31, 2005, we issued warrants to purchase an aggregate of 12,083 shares of Common Stock at an exercise price of $1.98 per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on July 31, 2010. The issuance was made pursuant to Rule 506.

On or about May 31, 2005, we issued warrants to purchase an aggregate of 13,750 shares of Common Stock at an exercise price of $1.98 per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on May 31, 2010. The issuance was made pursuant to Rule 506.

On or about April 11, 2005, we issued warrants to purchase an aggregate of 9,583 shares of Common Stock at an exercise price of $1.98 per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on April 11, 2010. The issuance was made pursuant to Rule 506.

On or about February 28, 2005, we issued warrants to purchase an aggregate of 35,833 shares of Common Stock at an exercise price of $1.98 per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on February 28, 2010. The issuance was made pursuant to Rule 506.

On or about November 30, 2004, we issued warrants to purchase an aggregate of 27,083 shares of Common Stock at an exercise price of $1.98 per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on November 30, 2009. The issuance was made pursuant to Rule 506.

On or about August 25, 2004, we issued warrants to purchase an aggregate of 3,333 shares of Common Stock at an exercise price of $1.20 per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on August 25, 2009. The issuance was made pursuant to Rule 506.

On or about June 25, 2004, we issued warrants to purchase an aggregate of 4,167 shares of Common Stock at an exercise price of $1.20 per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on June 25, 2009 The issuance was made pursuant to Rule 506.

On or about June 25, 2004, we issued warrants to purchase an aggregate of 73,100 shares of Common Stock at an exercise price of $0.06 per share to one consultant for services rendered pursuant to an advisory agreement. The warrants expire on June 25, 2009. The issuance was made pursuant to Rule 506.

On or about June 25, 2004 we completed the first closing and on or about November 15, 2004 we completed the second closing of a private placement of Series A Convertible Notes (“2004 Notes”) and Common Stock purchase warrants, raising total capital of $916,824.05 from approximately 16 investors. The 2004 Notes are convertible into Series A Preferred Stock at $1.98 per share, subject to certain anti-dilution protections, at the option of the holders and are required to convert into Series A Preferred Stock upon certain events. Each share of Series A Preferred Stock is convertible into one share of our Common Stock, and is required to convert into Common Stock upon certain events. The 2004 Notes accrue simple interest at a rate of 9% annually and this interest may be payable in additional Series A Convertible Notes. In conjunction with the 2004 Notes, we also issued warrants to purchase approximately 291,772 shares of our Common Stock at an exercise price of $1.20 per share exercisable at any time prior to the later of (i) 5 P.M., PDT, on June 25, 2009 or (ii) 5 P.M., PST or PDT, as the case may be, on the fifth anniversary of the date our Common Stock is registered for resale under the Act, but in no case later than 5 P.M., PDT, on June 25, 2014. All shares of Common Stock acquired through the conversion of the 2004 Notes or the exercise of the warrants have piggyback registration rights. The private placement was made pursuant to Rule 506.

On or about February 28, 2004, we issued warrants to purchase an consultant of 55,556 shares of Common Stock at an exercise price of $0.06 per share to one investor for services rendered pursuant to an advisory agreement. The warrants expire on February 28, 2009. The issuance was made pursuant to Rule 506.

On or about February 10, 2004, we issued warrants to purchase an aggregate of 19,375 shares of Common Stock at an exercise price of $1.20 per share to one vendor pursuant to an equipment leasing agreement. The warrants expire on February 10, 2009. The issuance was made pursuant to Rule 506.

On or about November 24, 2003, we issued warrants to purchase an aggregate of 73,099 shares of Common Stock at an exercise price of $0.06 per share to one consultant for services rendered pursuant to an advisory agreement. The warrants expire on November 28, 2008. The issuance was made pursuant to Rule 506.

On or about November 24, 2003, we completed a private placement of Series A Convertible Notes (“2003 Notes”), raising total capital of $1,075,000 from approximately 15 investors. The 2003 Notes are convertible into Series A Preferred Stock at $1.20 per share, subject to certain anti-dilution protections, at the option of the holders and are required to convert into Series A Preferred Stock upon certain events. Each share of Series A Preferred Stock is convertible into one share of our Common Stock, and is required to convert into Common Stock upon certain events. The 2003 Notes accrue simple interest at a rate of 9% annually and this interest may be payable in additional Series A Convertible Notes. All shares of Common Stock acquired through the conversion of the 2003 Notes have piggyback registration rights. The private placement was made pursuant to Rule 506.

In July and October 2003, we issued 3,333,333 shares of common stock to our founding stockholder, Charles Rice, for $0.0003 per share. The private placement was made pursuant to Rule 506.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

EXHIBIT NUMBER	DESCRIPTION

1.1*	Form of Underwriting Agreement

2.7*	Form of Warrant Agreement between InterMetro Communications, Inc. and Ladenburg Thalmann & Co. Inc.

3.1†	Amended Articles of Incorporation of InterMetro Communications, Inc. (California)

3.2†	Form of Certificate of Incorporation of InterMetro Communications, Inc. (Delaware)

3.3†	Bylaws of InterMetro Communications, Inc. (California)

3.4*	Form of Bylaws of InterMetro Communications, Inc. (Delaware)

4.1*	Specimen Certificate evidencing shares of common stock

4.2†	Form of Warrant Agreement between InterMetro Communications, Inc. and Holders of Series A Convertible Notes

4.3†	Form of Warrant Agreement between InterMetro Communications, Inc. and Holders of Series B Preferred Stock

4.4†	Form of Amended and Restated Loan and Security Agreement dated as of January 12, 2006 between InterMetro Communications, Inc. and each of the lenders thereunder

4.5†	Form of Series A Convertible Note between InterMetro Communications, Inc. and Holders of Series A Convertible Notes

EXHIBIT NUMBER	DESCRIPTION

4.6†**	Stock Purchase Agreement dated as of March 30, 2006 between InterMetro Communications, Inc. and David Singer

5.1*	Opinion of McDermott Will & Emery LLP

9.1†	Forms of Voting Rights Agreements between Charles Rice and Holders of our Series A Convertible Notes and Series B Preferred Stock

10.1*	Employment Agreement dated as of January 1, 2004 between InterMetro Communications, Inc. and Charles Rice, as amended

10.2*	Employment Agreement dated as of January 1, 2004 between InterMetro Communications, Inc. and Jon deOng, as amended

10.3*	Employment Agreement dated as of January 1, 2004 between InterMetro Communications, Inc. and Vincent Arena, as amended

10.4†	Employment Agreement dated as of March 31, 2006 between Advanced Tel, Inc. and David Singer

10.5†**	Strategic Agreement dated as of May 2, 2004 between InterMetro Communications, Inc. and Qualitek Services, Inc.

10.6 †**	Master Lease Agreement dated as of March 2, 2004 between InterMetro Communications and VenCore Solutions LLC

10.7*	Strategic Agreement dated as of May 2, 2006 between InterMetro Communications, Inc. and Cantata Technology, Inc.

10.8†	2004 Stock Option Plan, as amended

10.9.1†	Form of Founder’s Stock Option Agreement

10.9.2†	Form of Founder’s Stock Purchase Agreement

10.10†	Office Lease between InterMetro Communications, Inc. and Pacific Simi Associates, LLC dated as of April 6, 2006

10.11**	Services Agreement between InterMetro Communications, Inc. and CVT Prepaid Solutions Inc. dated August 3, 2005

10.12**	Services Agreement between InterMetro Communications, Inc. and 99¢ Only Stores dated June 30, 2005

21.1†	Subsidiaries of InterMetro Communications, Inc.

23.1	Consent of Mayer Hoffman McCann P.C.

24.1	Powers of Attorney (included on signature page)

*	To be filed by amendment
†	Previously filed as an Exhibit to the Company’s registration statement on Form S-1 (File No. 333-134025) and incorporated herein by reference.
**	Confidential treatment has been requested for portions of this Exhibit which have been filed separately with the Securities and Exchange Commission pursuant to Rule 406 promulgated under the Securities Act.

(b) Financial Statement Schedules

Schedule I — Report of Independent Registered Accounting Firm on Schedule

Schedule II — Valuation and Qualifying Accounts

All other schedules are omitted because they are either not required or not applicable or the required information is included in the financial statements or notes thereto.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, on the 11th day of May, 2006.

INTERMETRO COMMUNICATIONS, INC.

By:	/s/ CHARLES RICE
Charles Rice Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles Rice and Vincent Arena and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act and all post-effective amendments thereto and to file any such registration statement, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or either of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHARLES RICE Charles Rice	Chief Executive Officer and Director (Principal Executive Officer)	May 11, 2006

/s/ JON DEONG Jon deOng	Chief Technology Officer and Director	May 11, 2006

/s/ VINCENT ARENA Vincent Arena	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	May 11, 2006

/s/ JOSHUA TOUBER Joshua Touber	Director	May 11, 2006

/s/ ROBERT GRDEN Robert Grden	Director	May 11, 2006

/s/ DOUGLAS BENSON Douglas Benson	Director	May 11, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on May 12, 2006.

INTERMETRO COMMUNICATIONS, INC.

By:	/s/ VINCENT ARENA
Vincent Arena Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Charles Rice	Chief Financial Officer and Director (Principal Executive Officer)	May 12, 2006

* Jon deOng	Chief Technology Officer and Director	May 12, 2006

/s/ VINCENT ARENA Vincent Arena	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	May 12, 2006

* Joshua Touber	Director	May 12, 2006

* Robert Grden	Director	May 12, 2006

* Douglas Benson	Director	May 12, 2006

*By:	/s/ VINCENT ARENA
Vincent Arena, as Attorney-in-fact